**SUPPLEMENT Dated April 26, 2012**
**To the Contract Prospectus dated April 28, 2008, as amended**


**ING Marathon Plus (IICA)**
**Issued By ING Life Insurance and Annuity Company**
**Through its Variable Annuity Account I**


*This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-531-4547.*


## IMPORTANT INFORMATION REGARDING FUND CHANGES

**Effective April 30, 2012:**
• ING Baron Small Cap Growth Portfolio will change its name to ING Baron Growth Portfolio; and
• ING American Funds Growth Portfolio and ING Artio Foreign Portfolio are closed to new investments.


## NOTICE OF AND IMPORTANT INFORMATION REGARDING
## AN UPCOMING FUND REORGANIZATION

*The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the ING American Funds Growth Portfolio or the ING Artio Foreign Portfolio.*

On January 12, 2012, the Board of Trustees of ING Investors Trust approved a proposal to reorganize the following "Merging Portfolios" with and into the following "Surviving Portfolios":

| Merging Portfolios | Surviving Portfolios |
|---|---|
| ING American Funds Growth Portfolio | ING Large Cap Growth Portfolio (Class I) |
| ING Artio Foreign Portfolio (Class S) | ING Templeton Foreign Equity Portfolio (Class I) |

Subject to shareholder approval, each reorganization is expected to take place **on or about July 21, 2012** (the "Reorganization Date"), resulting in a shareholder of a given Merging Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Merging Portfolio, and the Merging Portfolios will no longer be available under the contract.

Prior to the Reorganization Date, you may reallocate your contract value in the Merging Portfolio to another investment portfolio currently available under the contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in the Merging Portfolio on the Reorganization Date will be placed in the Surviving Portfolio. You may provide alternative instructions by calling our Customer Service Center at the number above.

# IMPORTANT INFORMATION REGARDING THE COMPANY

**Effective April 30, 2012**, the following updates and replaces the entire section titled "Regulatory Matters" with the exception of the "Product Regulation" paragraph in the Contract Prospectus:

As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the Company or the financial services industry. These currently include an inquiry regarding the Company's policy for correcting errors made in processing trades for ERISA plans or plan participants. Some of these investigations, examinations, audits and inquiries could result in regulatory action against the Company. The potential outcome of the investigations, examinations, audits, inquiries and any such regulatory action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, additional payments to plans or participants, disgorgement, settlement payments, penalties, fines, and other financial liability and changes to the Company's policies and procedures, the financial impact of which cannot be estimated at this time, but management does not believe will have a material adverse effect on the Company's financial position or results of operations. It is the practice of the Company and its affiliates to cooperate fully in these matters.

# IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE CONTRACTS

**Effective April 30, 2012**, the following chart lists the variable investment options that are available through the contracts.  Some investment options may be unavailable through certain contracts or plans, or in some states.

The investment results of the following mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge by contacting our Customer Service Center at 1-800-531-4547 or by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **Calvert VP SRI Balanced Portfolio**<br><br>**Investment Adviser:**  Calvert Investment Management, Inc.<br>**Investment Subadvisers:**  (equity portion of Portfolio): New Amsterdam Partners LLC manages the equity portion of the Portfolio; Calvert Investment Management Company, Inc., manages the fixed-income portion of the Portfolio and handles allocation of assets and Portfolio Managers for the Portfolio. | A *non-diversified* portfolio that seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria, including financial, sustainability and social responsibility factors. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **Fidelity® VIP *Contrafund®* Portfolio (Class I)**<br><br>**Investment Adviser:** Fidelity Management & Research Company ("FMR")<br>**Investment Subadvisers:** FMR Co. ("FMRC") and other investment advisers | Seeks long-term capital appreciation. |
| **Fidelity® VIP Equity-Income Portfolio (Class I)**<br><br>**Investment Adviser:** Fidelity Management & Research Company ("FMR")<br>**Investment Subadvisers:** FMRC and other investment advisers | Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P® Index. |
| **Fidelity® VIP Index 500 Portfolio (Class I)**<br><br>**Investment Adviser:** Fidelity Management & Research Company ("FMR")<br>**Investment Subadviser:** Geode Capital Management, LLC ("Geode") and FMRC | Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index. |
| **ING American Funds Asset Allocation Portfolio\***<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Adviser to the Master Funds:** Capital Research and Management Company[SM] | Seeks high total return (including income and capital gains) consistent with preservation of capital over the long term. |
| **ING American Funds Growth Portfolio\***<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Adviser to Master Funds:** Capital Research and Management Company[SM] | Seeks to provide you with growth of capital. |
| **ING American Funds International Portfolio\***<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Adviser to Master Funds:** Capital Research and Management Company[SM] | Seeks to provide you with long-term growth of capital. |
| **ING American Funds World Allocation Portfolio\***<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Asset Allocation Committee | Seeks long-term growth of capital. |
| **ING Artio Foreign Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** Artio Global Management, LLC | Seeks long-term growth of capital. |
| **ING Balanced Portfolio (Class I)**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation. |
| **ING Baron Growth Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** BAMCO, Inc. | Seeks capital appreciation. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING BlackRock Inflation Protected Bond Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** BlackRock Financial Management Inc. | A *non-diversified* Portfolio that seeks to maximize real return, consistent with preservation of real capital and prudent investment management. |
| **ING BlackRock Large Cap Growth Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** BlackRock Investment Management, LLC | Seeks long-term growth of capital. |
| **ING BlackRock Science and Technology Opportunities Portfolio (Class I)**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** BlackRock Advisors, LLC | Seeks long-term capital appreciation. |
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio (Class I)\*\***<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Fidelity Management & Research Company<br><br>\*\*FMR<sup>SM</sup> is a service mark of Fidelity Management & Research Company | Seeks long-term growth of capital. |
| **ING Franklin Income Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Franklin Advisers, Inc. | Seeks to maximize income while maintaining prospects for capital appreciation. |
| **ING Franklin Mutual Shares Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** Franklin Advisers, Inc. | Seeks capital appreciation and secondarily, income. |
| **ING Franklin Templeton Founding Strategy Portfolio (Class S)\***<br><br>**Investment Adviser:** Directed Services LLC | Seeks capital appreciation and secondarily, income. |
| **ING Global Bond Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks to maximize total return through a combination of current income and capital appreciation. |
| **ING Growth and Income Portfolio (Class I)**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **ING Index Plus LargeCap Portfolio (Class I)**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks to outperform the total return performance of the S&P 500® Index, while maintaining a market level of risk. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING Intermediate Bond Portfolio (Class I)**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **ING International Index Portfolio (Class I)**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index. |
| **ING Invesco Van Kampen Equity and Income Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Invesco Advisers, Inc. | Seeks total return, consisting of long-term capital appreciation and current income. |
| **ING JPMorgan Emerging Markets Equity Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital appreciation. |
| **ING JPMorgan Small Cap Core Equity Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital growth over the long term. |
| **ING Large Cap Growth Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks long-term capital growth. |
| **ING Large Cap Value Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** ING Investment Management Co. LLC | Seeks long-term growth of capital and current income. |
| **ING Marsico Growth Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** Marsico Capital Management, LLC | Seeks capital appreciation. |
| **ING MFS Total Return Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Massachusetts Financial Services Company | Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income. |
| **ING MidCap Opportunities Portfolio (Class S)**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Subadviser:** ING Investment Management Co. LLC | Seeks long-term capital appreciation. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING Money Market Portfolio (Class I)\*\*\*** <br><br> **Investment Adviser:** ING Investments, LLC <br> **Investment Subadviser:** ING Investment Management Co. LLC <br><br> **\*\*\*There is no guarantee that the ING Money Market Portfolio subaccount will have a positive or level return.** | Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market investments while maintaining a stable share price of $1.00. |
| **ING Oppenheimer Global Portfolio (Class I)** <br><br> **Investment Adviser:** Directed Services LLC <br> **Investment Subadviser:** OppenheimerFunds, Inc. | Seeks capital appreciation. |
| **ING PIMCO High Yield Portfolio (Class S)** <br><br> **Investment Adviser:** Directed Services LLC <br> **Investment Subadviser:** Pacific Investment Management Company LLC | Seeks maximum total return, consistent with preservation of capital and prudent investment management. |
| **ING PIMCO Total Return Bond Portfolio (Class S)** <br><br> **Investment Adviser:** Directed Services LLC <br> **Investment Subadviser:** Pacific Investment Management Company LLC (PIMCO) | Seeks maximum total return, consistent with preservation of capital and prudent investment management. |
| **ING Pioneer High Yield Portfolio (Class I)** <br><br> **Investment Adviser:** Directed Services LLC <br> **Investment Subadviser:** Pioneer Investment Management, Inc. | Seeks to maximize total return through income and capital appreciation. |
| **ING Retirement Conservative Portfolio (Class ADV)\*** <br><br> **Investment Adviser:** Directed Services LLC <br> **Investment Subadviser:** Asset Allocation Committee | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other ING Retirement Portfolios. |
| **ING Retirement Growth Portfolio (Class ADV)\*** <br><br> **Investment Adviser:** Directed Services LLC <br> **Subadviser:** Asset Allocation Committee | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of the ING Retirement Moderate Growth Portfolio. |
| **ING Retirement Moderate Portfolio (Class ADV)\*** <br><br> **Investment Adviser:** Directed Services LLC <br> **Subadviser:** Asset Allocation Committee | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Conservative Portfolio but less than that of ING Retirement Moderate Growth Portfolio. |
| **ING Retirement Moderate Growth Portfolio (Class ADV)\*** <br><br> **Investment Adviser:** Directed Services LLC <br> **Subadviser:** Asset Allocation Committee | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Portfolio but less than that of ING Retirement Growth Portfolio. |
| **ING Russell<sup>TM</sup> Large Cap Growth Index Portfolio (Class I)** <br><br> **Investment Adviser:** ING Investments, LLC <br> **Investment Subadviser:** ING Investment Management Co. LLC | A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING Russell™ Large Cap Index Portfolio (Class I)**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index. |
| **ING Russell™ Large Cap Value Index Portfolio (Class S)**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index. |
| **ING Small Company Portfolio (Class I)**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations. |
| **ING SmallCap Opportunities Portfolio (Class S)**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Subadviser:** ING Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **ING Strategic Allocation Conservative Portfolio (Class I)\***<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital. |
| **ING Strategic Allocation Growth Portfolio (Class I)\***<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks to provide capital appreciation. |
| **ING Strategic Allocation Moderate Portfolio (Class I)\***<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). |
| **ING Templeton Foreign Equity Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Templeton Investment Counsel, LLC | Seeks long-term capital growth. |
| **ING Thornburg Value Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Thornburg Investment Management, Inc. | Seeks long-term capital appreciation, and secondarily current income. |
| **ING T. Rowe Price Capital Appreciation Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** T. Rowe Price Associates, Inc. | Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
| --- | --- |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term capital appreciation. |
| **ING T. Rowe Price Growth Equity Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term capital growth, and secondarily, increasing dividend income. |
| **ING UBS U.S. Large Cap Equity Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** UBS Global Asset Management (Americas) Inc. | Seeks long-term growth of capital and future income. |

\*   These investment portfolios are offered in a "Master-Feeder" or "Fund of Funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest.